Exhibit 12
UNISYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS (UNAUDITED)
($ in millions)

	Six Months Ended June 30, 2017	Years Ended December 31
		2016	2015	2014	2013	2012
Fixed charges
Interest expense	$20.0	$27.4	$11.9	$9.2	$9.9	$27.5
Interest capitalized during the period	2.2	3.0	3.1	4.0	3.2	5.3
Amortization of revolving credit facility expenses	0.2	0.4	1.5	1.6	1.6	1.7
Portion of rental expense representative of interest	12.6	25.8	26.9	27.9	28.4	28.2
Total Fixed Charges	35.0	56.6	43.4	42.7	43.1	62.7
Preferred stock dividend requirements (a)	—	—	—	2.7	16.2	16.2
Total fixed charges and preferred stock dividends	35.0	56.6	43.4	45.4	59.3	78.9
Earnings
Income (loss) before income taxes	(59.1)	20.5	(58.8)	145.5	219.4	254.1
Add amortization of capitalized interest	1.6	3.1	3.7	4.5	5.0	7.5
Subtotal	(57.5)	23.6	(55.1)	150.0	224.4	261.6
Fixed charges per above	35.0	56.6	43.4	42.7	43.1	62.7
Less interest capitalized during the period	(2.2)	(3.0)	(3.1)	(4.0)	(3.2)	(5.3)
Total earnings	$(24.7)	$77.2	$(14.8)	$188.7	$264.3	$319.0
Ratio of earnings to fixed charges	*	1.36	*	4.42	6.13	5.09
Ratio of earnings to fixed charges and preferred stock dividends (b)	N/A	1.36	N/A	4.16	4.46	4.04

(a)	Amounts have not been grossed up for income taxes since the preferred stock was issued by the U.S. parent corporation which has a valuation allowance against its net deferred tax assets.

(b)	The ratio of earnings to fixed charges and preferred stock dividends is calculated by dividing total earnings by total fixed charges and preferred stock dividends.

*	Earnings for the six months ended June 30, 2017 and the year ended December 31, 2015, were inadequate to cover fixed charges by $59.7 million and $58.2 million, respectively.